Exhibit 99.3

Hut 8 Announces Closing of the Acquisition of TeraGo's Data Center Business

TORONTO, Jan. 31, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce the closing of its definitive agreement to purchase the cloud and colocation data center business from TeraGo Inc.

The acquisition consists of expanded operations from five data centers across Canada with a comprehensive information technology offering that includes a complete selection of scalable cloud services. The acquisition establishes Hut 8 as a leading high-performance computing platform, providing unique positioning for the Company within the digital asset ecosystem.

About the Company:

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business building technologists, bullish on bitcoin, blockchain, web 3.0 and bridging the nascent and traditional high performance computing worlds. Hut has been supporting open and decentralized systems since 2018. With two digital asset mining sites located in energy rich Alberta and a third site in North Bay, Ontario Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. The Company recently purchased the cloud and colocation data center business from TeraGo Inc. The Data Center Business spans from Toronto to Vancouver with over 36,000 square feet of geo-diverse data center space powered by renewable energy sources. With this acquisition, Hut 8 is bridging traditional and nascent forms of high-performance compute, taking an unconventional approach to revolutionizing conventional assets, creating the first hybrid data center model that serves both the traditional high-performance compute (web 2.0) and nascent digital asset computing sectors and web 3.0. Hut 8 has established a Tier 0 to Tier 4 computing platform and allocated digital asset mining and open-source distributed ledger technology to conventionally underutilized areas in a conventional high performance compute data center. The platform consists of approximately 400 commercial customers, across a variety of industry verticals including gaming, visual effects and government agencies, and a platform for the development of applications and services to underserved markets and customers in the growing digital asset, blockchain, gaming and web 3.0 industries. We envision a future of robust infrastructure offering to provide economies of scale, and economies of scope in the high-performance computing and the growing application development in web 3.0 and the digital asset ecosystem. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding high-performance computing, a new line of business, transformative growth opportunities and diversification, the Company's ability to expand on saleable power, the Company's ability to attract new customers and retain existing customers, the Company's ability to innovate and capture customers in the underserved high performance compute, blockchain and web 3.0 industries, the Company's ability to provide industry-leading solutions, the Company's ability to address the need for high performance computing, the Company's ability to bridge the traditional and nascent forms of high performance compute, the Company's approach to revolutionizing conventional assets, the Company's ability to capitalize on the acceleration of existing digitalization trends, and the Company's ability to access operating sites which are connected to grids powered by significant renewables and emissions-free resources.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for completion of the construction and development activities at the Company's third mining site in North Bay, Ontario will be further delayed as a result of global supply chain impacts, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Related Links: www.hut8mining.com

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%SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 19:00e 31-JAN-22